UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

5:01 ACQUISITION CORP.

(Name of Issuer)

Class A common stock, par value $0.0001

(Title of Class of Securities)

33836P105

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33836P105

1.	Names of Reporting Persons 5:01 Acquisition LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,309,194 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,309,194 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,309,194 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.9% of Class A Common Stock (21.6% of Total Common Stock) (3)

12.	Type of Reporting Person (See Instructions) PN

(1)               This Schedule 13G is filed by 5:01 Acquisition LLC, a Delaware limited liability company (“Sponsor”), 5AM Ventures VI, L.P., a Delaware limited partnership (“Ventures VI”), 5AM Partners VI, LLC, a Delaware limited liability company (“Partners VI”), Andrew J. Schwab (“Schwab”), and Dr. Kush Parmar (“Parmar” and together with Sponsor, Ventures VI, Partners VI and Schwab, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)               The reported shares consist of 1,944,068 shares of Class B Common Stock and 365,126 shares of Class A Common Stock held by Sponsor.  Partners VI, LLC is the general partner of Ventures VI, the sole member of Sponsor. Schwab and Parmar are managing members of Partners VI and managers of Sponsor and share voting and dispositive power over the shares held by Sponsor. The shares of Class B Common Stock are convertible into shares of the Issuer’s Class A Common Stock on a one-for-one basis.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2020.

(3)               These percentages are calculated based on 8,621,399 shares of Class A Common Stock and 2,064,068 shares of Class B Common Stock outstanding as of December 31, 2020.

CUSIP No. 33836P105

1.	Names of Reporting Persons 5AM Ventures VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,309,194 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,309,194 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,309,194 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.9% of Class A Common Stock (21.6% of Total Common Stock) (3)

12.	Type of Reporting Person (See Instructions) PN

(1)               This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)               The reported shares consist of 1,944,068 shares of Class B Common Stock and 365,126 shares of Class A Common Stock held by Sponsor.  Partners VI, LLC is the general partner of Ventures VI, the sole member of Sponsor. Schwab and Parmar are managing members of Partners VI and managers of Sponsor and share voting and dispositive power over the shares held by Sponsor. The shares of Class B Common Stock are convertible into shares of the Issuer’s Class A Common Stock on a one-for-one basis.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2020.

(3)               These percentages are calculated based on 8,621,399 shares of Class A Common Stock and 2,064,068 shares of Class
B Common Stock outstanding as of December 31, 2020.

CUSIP No. 33836P105

1.	Names of Reporting Persons 5AM Partners VI, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,309,194 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,309,194 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,309,194 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.9% of Class A Common Stock (21.6% of Total Common Stock) (3)

12.	Type of Reporting Person (See Instructions) OO

(1)               This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)               The reported shares consist of 1,944,068 shares of Class B Common Stock and 365,126 shares of Class A Common Stock held by Sponsor.  Partners VI, LLC is the general partner of Ventures VI, the sole member of Sponsor. Schwab and Parmar are managing members of Partners VI and managers of Sponsor and share voting and dispositive power over the shares held by Sponsor. The shares of Class B Common Stock are convertible into shares of the Issuer’s Class A Common Stock on a one-for-one basis.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2020.

(3)               These percentages are calculated based on 8,621,399 shares of Class A Common Stock and 2,064,068 shares of Class
B Common Stock outstanding as of December 31, 2020.

CUSIP No. 33836P105

1.	Names of Reporting Persons Andrew J. Schwab

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,309,194 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,309,194 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,309,194 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.9% of Class A Common Stock (21.6% of Total Common Stock) (3)

12.	Type of Reporting Person (See Instructions) IN

(1)               This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)               The reported shares consist of 1,944,068 shares of Class B Common Stock and 365,126 shares of Class A Common Stock held by Sponsor.  Partners VI, LLC is the general partner of Ventures VI, the sole member of Sponsor. Schwab and Parmar are managing members of Partners VI and managers of Sponsor and share voting and dispositive power over the shares held by Sponsor. The shares of Class B Common Stock are convertible into shares of the Issuer’s Class A Common Stock on a one-for-one basis.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2020.

(3)               These percentages are calculated based on 8,621,399 shares of Class A Common Stock and 2,064,068 shares of Class
B Common Stock outstanding as of December 31, 2020.

CUSIP No. 33836P105

1.	Names of Reporting Persons Dr. Kush Parmar

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,309,194 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,309,194 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,309,194 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.9% of Class A Common Stock (21.6% of Total Common Stock) (3)

12.	Type of Reporting Person (See Instructions) IN

(1)               This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)               The reported shares consist of 1,944,068 shares of Class B Common Stock and 365,126 shares of Class A Common Stock held by Sponsor.  Partners VI, LLC is the general partner of Ventures VI, the sole member of Sponsor. Schwab and Parmar are managing members of Partners VI and managers of Sponsor and share voting and dispositive power over the shares held by Sponsor. The shares of Class B Common Stock are convertible into shares of the Issuer’s Class A Common Stock on a one-for-one basis.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2020.

(3)               These percentages are calculated based on 8,621,399 shares of Class A Common Stock and 2,064,068 shares of Class
B Common Stock outstanding as of December 31, 2020.

Item 1.
(a)	Name of Issuer 5:01 Acquisition Corp.
(b)	Address of Issuer’s Principal Executive Offices 501 Second Street, Suite 350 San Francisco, CA 94107

Item 2.
(a)	Name of Person Filing 5:01 Acquisition LLC (“Sponsor”) 5AM Ventures VI, L.P. (“Ventures VI”) 5AM Partners VI, LLC (“Partners VI”) Andrew J. Schwab (“Schwab”) Dr. Kush Parmar (“Parmar”)
(b)	Address of Principal Business Office or, if none, Residence c/o 5AM Ventures 501 Second Street, Suite 350 San Francisco, CA 94107

(c)	Citizenship
	Entities:	5:01 Acquisition LLC	-	Delaware
		5AM Ventures VI, L.P.	-	Delaware
		5AM Partners VI, LLC	-	Delaware

	Individuals:	Schwab	-	United States of America
		Parmar		United States of America

	(d)	Title of Class of Securities Class A Common Stock
	(e)	CUSIP Number 33836P105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Sponsor (1)	2,309,194	0	2,309,194	0	2,309,194	2,309,194	21.9% of Class A (21.6% of Common)
Ventures VI (1) (2)	0	0	2,309,194	0	2,309,194	2,309,194	21.9% of Class A (21.6% of Common)
Partners VI (1) (2)	0	0	2,309,194	0	2,309,194	2,309,194	21.9% of Class A (21.6% of Common)
Schwab (1) (2)	0	0	2,309,194	0	2,309,194	2,309,194	21.9% of Class A (21.6% of Common)
Kush (1) (2)	0	0	2,309,194	0	2,309,194	2,309,194	21.9% of Class A (21.6% of Common)

(1)               Consist of 1,944,068 shares of Class B Common Stock and 365,126 shares of Class A Common Stock held by Sponsor. The shares of Class B Common Stock are convertible into shares of the Issuer’s Class A Common Stock on a one-for-one basis.

(2)               Partners VI, LLC is the general partner of Ventures VI, the sole member of Sponsor. Schwab and Parmar are managing members of Partners VI and managers of Sponsor and share voting and dispositive power over the shares held by Sponsor.

(3)               These percentages are calculated based on 8,621,399 shares of Class A Common Stock and 2,064,068 shares of Class
B Common Stock outstanding as of December 31, 2020.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

5AM Ventures VI, L.P.			5:01 Acquisition LLC

By:	5AM Partners VI, LLC
its	General Partner

By:	/s/ Andrew J. Schwab		By:	/s/ Andrew J. Schwab
	Name:	Andrew J. Schwab		Name:	Andrew J. Schwab
	Title:	Managing Member		Title:	Manager

5AM Ventures VI, LLC

By:	/s/ Andrew J. Schwab
	Name:	Andrew J. Schwab
	Title:	Managing Member

	/s/ Andrew J. Schwab			/s/ Dr. Kush Parmar
	Andrew J. Schwab			Dr. Kush Parmar

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Crinetics Pharmaceuticals, Inc. is filed on behalf of each of us.

Dated: February 16, 2021

5AM Ventures VI, L.P.			5:01 Acquisition LLC

By:	5AM Partners VI, LLC
its	General Partner

By:	/s/ Andrew J. Schwab		By:	/s/ Andrew J. Schwab
	Name:	Andrew J. Schwab		Name:	Andrew J. Schwab
	Title:	Managing Member		Title:	Manager

5AM Ventures VI, LLC

By:	/s/ Andrew J. Schwab
	Name:	Andrew J. Schwab
	Title:	Managing Member

	/s/ Andrew J. Schwab			/s/ Dr. Kush Parmar
	Andrew J. Schwab			Dr. Kush Parmar